--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended April 30, 1995


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                       to
                               ---------------------    -----------------------
Commission file number 0-8088
                       --------------------------------------------------------



            FURON COMPANY EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN
                              (Title of the plan)



                                 FURON COMPANY
                             29982 Ivy Glenn Drive
                        Laguna Niguel, California  92677
                (Name and address of principal executive office
           of the issuer of the securities held pursuant to the plan)

--------------------------------------------------------------------------------

                                 FURON COMPANY
                   EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN



ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  Financial statements and exhibits

         (a)      Financial statements:

                  Financial Statements and Financial Statement Schedules prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the Index to Financial Statements and Financial Statement Schedules, in lieu of the requirements of Items 1 through 3 above.

         (b)      Exhibits:

         23       Consent of Independent Auditors

                                 FURON COMPANY
                   EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN

                         INDEX TO FINANCIAL STATEMENTS
                 AND FINANCIAL STATEMENT SCHEDULES (ITEM 4(a))


                                                                                    Page
                                                                                    ----
Report of Independent Auditors                                                        1

Financial Statements:

     Statements of Net Assets Available for Plan Benefits
       at April 30, 1995 and 1994                                                    2-3

     Statements of Changes in Net Assets Available for Plan Benefits for
       the years ended April 30, 1995 and 1994                                       4-5

     Notes to Financial Statements                                                   6-10

Financial Statement Schedules:

       Assets held for investment purposes at April 30, 1995                         11

       Reportable transactions for the year ended April 30, 1995                     12

       Party-in-interest transactions for the year ended April 30, 1995              13

                         REPORT OF INDEPENDENT AUDITORS


The Administrative Committee
Furon Company Employees' Profit-
   Sharing-Retirement Plan

We have audited the financial statements of the Furon Company Employees' Profit-Sharing-Retirement Plan (the Plan) listed in the accompanying index to financial statements and financial statement schedules (Item 4 (a)). These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements listed in the accompanying index to financial statements and financial statement schedules present fairly, in all material respects, the net assets available for plan benefits of the Plan at April 30, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial statement schedules are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Orange County, California
July 14, 1995

                                 FURON COMPANY
                   EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 APRIL 30, 1995

                                                                                  Retirement
                               Furon                                              Government
                              Company       Managed                                  Money      Fidelity
                              Common        Income       Fidelity    Fidelity       Market     Investment
                               Stock       Portfolio     Magellan     Puritan      Portfolio   Grade Bond
                               Fund          Fund          Fund        Fund          Fund         Fund
                            ----------    ----------   -----------  ----------    ----------   ----------
Assets:

   Investments, at
     fair value             $5,202,664    $7,781,605   $11,566,255  $5,655,288    $6,071,912    $249,562

   Loans receivable                  -             -             -           -             -           -

   Contribution receivable           -             -             -           -             -           -
                            ----------    ----------   -----------  ----------    ----------    --------
Net assets available for
  plan benefits             $5,202,664    $7,781,605   $11,566,255  $5,655,288    $6,071,912    $249,562
                            ==========    ==========   ===========  ==========    ==========    ========




                                 Fidelity   Fidelity
                                   Asset       OTC     Fidelity
                                  Manager   Portfolio   Contra-  Participant  Contribution
                                   Fund       Fund       Fund       Loans      Receivable        Total
                                 --------   --------- ---------- -----------  ------------    -----------
Assets:

   Investments, at
     fair value                  $475,549   $290,583  $1,081,708  $      -      $      -      $38,375,126

   Loans receivable                     -          -           -   648,947             -          648,947

   Contribution receivable              -          -           -         -       146,167          146,167
                                 --------   --------  ----------  --------      --------      -----------
Net assets available for
  plan benefits                  $475,549   $290,583  $1,081,708  $648,947      $146,167      $39,170,240
                                 ========   ========  ==========  ========      ========      ===========

See accompanying notes.

                                 FURON COMPANY
                   EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 April 30, 1994



                                                                              Retirement
                             Furon                                            Government
                            Company      Managed                                Money        Fidelity
                            Common       Income       Fidelity      Fidelity    Market      Investment
                             Stock      Portfolio     Magellan       Puritan   Portfolio    Grade Bond
                             Fund         Fund          Fund          Fund        Fund         Fund
                          -----------  -----------   -----------   ----------  ----------   ----------
Assets:

  Investments,
  at fair value           $3,971,909   $7,672,384     $9,902,029   $4,898,733  $4,944,150    $176,589

  Loan receivable                  -            -              -            -           -           -
                          ----------   ----------     ----------   ----------  ----------    --------

  Net assets
    available for
    plan benefits         $3,971,909   $7,672,384     $9,902,029   $4,898,733  $4,944,150    $176,589
                          ==========   ==========     ==========   ==========  ==========    ========




                          Fidelity     Fidelity
                           Asset         OTC          Fidelity
                           Manager     Portfolio      Contra-     Participant
                            Fund         Fund          Fund          Loans         Total
                         ---------     ---------    ---------     -----------   -----------
Assets:

  Investments,
  at fair value           $455,017     $138,796     $694,097      $       -     $32,853,704

  Loan receivable                -            -            -        534,670         534,670
                          --------     --------     --------      ---------     -----------
  Net assets
    available for
    plan benefits         $455,017     $138,796     $694,097      $ 534,670     $33,388,374
                          ========     ========     ========      =========     ===========





See accompanying notes.

                                 FURON COMPANY
                   EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           Year ended April 30, 1995

                                                                                                      Retirement
                                            Furon                                                     Government
                                           Company       Managed                                        Money        Fidelity
                                           Common        Income          Fidelity       Fidelity        Market      Investment
                                            Stock       Portfolio        Magellan       Puritan        Portfolio    Grade Bond
                                            Fund          Fund             Fund           Fund           Fund          Fund
                                         ----------    ------------     -----------    -----------    ----------     --------
  Contributions:

     Employer                            $  210,728     $   295,064     $   487,787     $  253,090    $  218,319     $ 17,041
     Participants                           419,184         585,716       1,029,582        539,265       514,692       35,692
     Rollover contributions                   1,048         159,662          47,614          4,914         2,096            -
                                         ----------     -----------     -----------     ----------    ----------     --------
         Total contributions                630,960       1,040,442       1,564,983        797,269       735,107       52,733

 Net investment income:
     Interest                                 1,000         438,705               -              -       252,842            -
     Interest on loans to
       participants                           5,114           6,494          14,205          6,709         6,358          282
     Dividends                               61,930               -         388,905        402,473             -       16,272
     Net appreciation
       (depreciation) in fair
       value of investments               1,248,089               -         853,551         22,477             -       (6,343)
                                         ----------     -----------     -----------     ----------    ----------     --------
         Net investment income            1,316,133         445,199       1,256,661        431,659       259,200       10,211
                                         ----------     -----------     -----------     ----------    ----------     --------
         Total contributions and
           net investment
           income                         1,947,093       1,485,641       2,821,644      1,228,928       994,307       62,944

  Benefits, terminations
    and withdrawals                        (257,671)     (1,319,722)     (1,009,303)      (379,664)     (390,321)     (11,791)

  Fees on loans to participants                   -            (293)           (538)          (554)       (1,300)         (25)
                                         ----------     -----------     -----------     ----------    ----------     --------
  Increase (decrease) in net assets
    available for plan benefits           1,689,422         165,626       1,811,803        848,710       602,686       51,128

  Account transfers                        (458,667)        (56,405)       (147,577)       (92,155)      525,076       21,845

  Net assets available for plan
    benefits:

     Beginning of year                    3,971,909       7,672,384       9,902,029      4,898,733     4,944,150      176,589
                                         ----------     -----------     -----------     ----------    ----------     --------
     End of year                         $5,202,664     $ 7,781,605     $11,566,255     $5,655,288    $6,071,912     $249,562
                                         ==========     ===========     ===========     ==========    ==========     ========


                                           Fidelity      Fidelity
                                            Asset          OTC           Fidelity
                                           Manager       Portfolio        Contra-      Participant  Contribution
                                            Fund           Fund            Fund           Loans      Receivable      Total
                                         ----------     -----------     -----------     ----------   ----------   -----------
  Contributions:

     Employer                            $   37,745       $  22,745       $  75,938     $        -    $ 146,167   $ 1,764,624
     Participants                            82,113          48,750         166,193              -            -     3,421,187
     Rollover contributions                  15,860               -           1,328              -            -       232,522
                                         ----------       ---------       ---------     ----------    ---------   -----------
         Total contributions                135,718          71,495         243,459              -      146,167     5,418,333

  Net investment income:
     Interest                                     -               -               -              -            -       692,547
      Interest on loans to
       participants                             792             257           1,592              -            -        41,803
     Dividends                               16,159           1,618               -              -            -       887,357
     Net appreciation
       (depreciation) in fair
       value of investments                   2,618          31,035          98,112              -            -     2,249,539
                                         ----------       ---------       ---------     ----------    ---------  -----------
         Net investment income               19,569          32,910          99,704              -            -     3,871,246
                                         ----------       ---------       ---------     ----------    ---------   -----------
         Total contributions and
           net investment
           income                           155,287         104,405         343,163              -      146,167     9,289,579

  Benefits, terminations
    and withdrawals                          (7,476)         (6,603)        (65,174)       (57,278)          -     (3,505,003)

  Fees on loans to participants                   -               -               -              -           -         (2,710)
                                         ----------       ---------       ---------     ----------    --------    -----------
  Increase (decrease) in net assets
    available for plan benefits             147,811          97,802         277,989        (57,278)    146,167      5,781,866

  Account transfers                        (127,279)         53,985         109,622        171,555           -              -

  Net assets available for plan
    benefits:

     Beginning of year                      455,017         138,796         694,097        534,670           -     33,388,374
                                        -----------       ---------      ----------     ----------   ---------    -----------
     End of year                        $   475,549       $ 290,583      $1,081,708     $  648,947   $ 146,167    $39,170,240
                                        ===========       =========      ==========     ==========   =========    ===========

 See accompanying notes.

                                 FURON COMPANY
                   EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           Year ended April 30, 1994


                                                                                             Retirement
                                           Furon                                             Government
                                          Company      Managed                                 Money         Fidelity
                                           Common      Income       Fidelity     Fidelity      Market       Investment
                                           Stock      Portfolio     Magellan     Puritan      Portfolio     Grade Bond
                                            Fund         Fund         Fund         Fund          Fund          Fund
                                         ----------   ----------   ----------   ----------    ----------    ----------
Contributions:

    Employer                             $  179,760   $  266,153   $  357,919   $  184,126    $  112,812      $  7,065
    Participants                            421,282      622,744      915,202      479,855       518,445        18,921
    Rollover contributions                    5,053          546       16,098        7,298        10,111           903
                                         ----------   ----------   ----------   ----------    ----------      --------
      Total contributions                   606,095      889,443    1,289,219      671,279       641,368        26,889

Net investment income (loss):
    Interest                                      -      444,592            -            -       151,163             -
    Interest on loans to participants         2,942        4,606        7,901        4,263         7,805           267
    Dividends                                64,223            -      886,665      579,035             -         8,447
    Net appreciation
      (depreciation) in fair
       value of investments                (342,165)           -      192,790     (138,268)            -       (11,938)
                                         ----------   ----------   ----------   ----------    ----------      --------
      Net investment income (loss)         (275,000)     449,198    1,087,356      445,030       158,968        (3,224)
                                         ----------   ----------   ----------   ----------    ----------      --------
      Total contributions and net
        investment income (loss)            331,095    1,338,641    2,376,575    1,116,309       800,336        23,665

Benefits paid to participants of
  divested divisions                       (204,120)    (611,369)    (478,782)    (295,279)     (182,260)            -

Benefits, terminations
  and withdrawals                          (364,064)  (1,061,081)  (1,114,593)    (792,889)     (738,345)          (53)

Fees on loans to participants                     -         (131)        (332)        (369)       (1,124)            -
                                         ----------   ----------   ----------   ----------    ----------      --------
Increase (decrease) in net assets
  available for plan benefits              (237,089)    (333,940)     782,868       27,772      (121,393)       23,612

Account transfers                          (382,210)    (725,389)     477,111        1,284      (829,916)      152,977

Net assets available for plan
  benefits:

    Beginning of year                     4,591,208    8,731,713    8,642,050    4,869,677     5,895,459             -
                                         ----------   ----------   ----------   ----------    ----------      --------
    End of year                          $3,971,909   $7,672,384   $9,902,029   $4,898,733    $4,944,150      $176,589
                                         ==========   ==========   ==========   ==========    ==========      ========


                                          Fidelity     Fidelity
                                            Asset        OTC       Fidelity
                                           Manager    Portfolio     Contra-    Participant
                                            Fund         Fund        Fund         Loans          Total
                                          --------    ---------    --------    -----------    -----------
Contributions:

    Employer                              $ 18,345    $  6,893     $ 34,933      $      -     $ 1,168,006
    Participants                            56,187      18,677       98,267             -       3,149,580
    Rollover contributions                   1,047       3,935       15,888             -          60,879
                                          --------    --------     --------      --------     -----------
      Total contributions                   75,579      29,505      149,088             -       4,378,465

Net investment income (loss):
    Interest                                     -           -            -             -         595,755
    Interest on loans to participants           31          62          867             -          28,744
    Dividends                               23,286       9,698       37,503             -       1,608,857
    Net appreciation
      (depreciation) in fair
      value of investments                   2,153     (10,249)     (18,203)            -        (325,880)
                                          --------    --------     --------      --------     -----------
      Net investment income (loss)          25,470        (489)      20,167             -       1,907,476
                                          --------    --------     --------      --------     -----------
      Total contributions and net
        investment income (loss)           101,049      29,016      169,255             -       6,285,941

Benefits paid to participants of
  divested divisions                             -        (316)     (17,088)            -      (1,789,214)

Benefits, terminations
  and withdrawals                           (2,606)     (2,495)      (9,298)      (93,377)     (4,178,801)

Fees on loans to participants                    -           -            -             -          (1,956)
                                          --------    --------     --------      --------     -----------
Increase (decrease) in net assets
  available for plan benefits               98,443      26,205      142,869       (93,377)        315,970

Account transfers                          356,574     112,591      551,228       285,750               -

Net assets available for plan
  benefits:

    Beginning of year                            -           -            -       342,297      33,072,404
                                          --------    --------     --------      --------     -----------
    End of year                           $455,017    $138,796     $694,097      $534,670     $33,388,374
                                          ========    ========     ========      ========     ===========


See accompanying notes.

                                 FURON COMPANY
                         Notes to Financial Statements
                                 April 30, 1995


1.       Summary of significant accounting policies
         ------------------------------------------

         Basis of presentation
         ---------------------

         The accompanying financial statements of the Furon Company Employees' Profit-Sharing-Retirement Plan (the Plan) have been prepared on the accrual basis of accounting. The Plan is a defined contribution profit sharing plan and is sponsored by Furon Company (the Company).

         Investment valuation
         --------------------

         The Plan values investments in marketable securities at the last reported sale price on the last business day of the Plan's year. Securities not traded on the last business day are valued at the last reported bid price. Money market funds are valued at cost, which approximates market. The Managed Income Portfolio Fund is valued at fair value as determined in good faith by the Trustee.

         Income tax status
         -----------------

         The Internal Revenue Service has issued a determination letter dated August 9, 1989, indicating that the Plan qualifies in form, under Sections 401(a) of the Internal Revenue Code of 1986, as amended (the
         Code), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Administrative Committee (the Committee) of the Plan is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

         Contributions
         -------------

         Company contributions are accrued in the period in which they are authorized by the Board of Directors of the Company. Contributions by participants are recorded when payroll deductions are made.

         Other
         -----

         Purchases and sales of investments are reflected on the trade dates. Gains or losses on sales or distributions of investments are based on average cost.

                                 FURON COMPANY
                   Notes to Financial Statements (continued)
                                 April 30, 1995


2.       Contributions and benefits
         --------------------------

         Contributions to the Plan generally made on a monthly basis, can be in the form of: (1) compensation deferral contributions which are withheld from the participant's pay and are limited to 10% of total compensation or the current IRS limitation, whichever is less; (2) voluntary after-tax contributions, also limited to 10% of compensation, which can either be withheld from the participant's pay or contributed directly by the participant; (3) Company primary contributions which are a percentage of total compensation, as defined, as determined by the Board of Directors and (4) Company matching contributions which are a percentage of the participant's compensation deferral contributions as determined by the Board of Directors. Participants are also allowed to make "rollover contributions" from other qualified plans, if such contributions are made in accordance with the Plan document. The following table summarizes amounts contributed by the Company:

                                                                       For the year             For the year
                                                                           ended                   ended
                                                                      April 30, 1995           April 30, 1994
                                                                      --------------           --------------
               Company primary contribution, as a
                  percent of compensation                                    1%                      1%

               Company matching contribution, as a
                  percent of participant compensation
                  deferral contributions                                    40%                     25%

         Participants have nine funds in which to invest their contributions and those of the Company. These funds consist of a Managed Income Portfolio Fund, Retirement Government Money Market Portfolio Fund, the Fidelity Puritan Fund, the Fidelity Magellan Fund, the Furon Common Stock Fund, the Fidelity Investment Grade Bond Fund, the Fidelity Asset Manager Fund, the Fidelity Contrafund, and the Fidelity OTC Portfolio Fund. All of these funds except for the Fidelity Magellan Fund, the Fidelity Puritan Fund, the Fidelity Contrafund and the Furon Common Stock Fund are components of other investment trust funds managed by Fidelity. Participant balances are invested at the participant's discretion and may be allocated among all funds. The allocation between funds may be changed at the participants discretion at any time.

         All amounts allocated to a participant's compensation deferral account, voluntary contribution account and rollover account are fully vested at all times. The matching contribution account is vested April 30 each year. A participant's primary company contribution does not vest until the completion of five years of service at which time the contributions become fully vested. Notwithstanding the above, a participant shall become fully vested upon retirement at age 60 or older, death, permanent disability or plan termination.

         Participants may request a withdrawal of all or part of their voluntary contributions made prior to December 31, 1986. In addition, participants are entitled to request all or a portion of their salary deferral contributions, or all or part of their voluntary contributions made after December 31, 1987, if it is determined by the Committee that the request meets the IRS defined hardship withdrawal requirements. Such payments to participants are made in a lump sum.

                                 FURON COMPANY
                         Notes to Financial Statements
                                 April 30, 1995


2.       Contribution and benefits (continued)
         -------------------------------------

         Separate investment accounts are maintained for each participant and are adjusted on the transaction date as follows:

         (a) For a pro rata share of income, expenses, and net appreciation (depreciation) in the fair value of investments of each respective Fund on the ratio of each participant's balance to the total of the respective Fund balance as of the date of the previous allocation.

         (b) For a pro rata share of the Company's primary contribution determined by the percentage which the participant's qualified compensation bears to the total qualified compensation of all participants through the last day of the Plan year.

         (c) At the Company's discretion unvested forfeitures may be allocated to remaining participants based upon the percentage of the remaining participant's compensation to the total compensation of all participants as described in (b).

         The amounts forfeited by terminated employees and used to reduce Company contributions for the years ended April 30, 1995 and 1994 were $66,258 and $130,000, respectively.

         Included in net assets available for plan benefits at April 30, 1995 and 1994 were $120,999 and $86,323, respectively, of terminated participants' nonvested benefits which will be reallocated, at the Company's discretion, to remaining participants or used to reduce future Company contributions.

         In accordance with the Retirement Equity Act of 1984 (REACT), former participants who return to employment with the Company prior to incurring a five consecutive year break in service, are entitled to have their previously forfeited amounts restored to their individual account. Amounts required to restore such account balances are provided by the Company.

         No current income tax liability accrues to the participants in connection with the Company's contributions, interest, dividends or capital gains (losses) realized by the Plan. Amounts distributed to the participants are taxable to the participants in accordance with tax laws governing qualified plan distributions.

         Also included in net assets available for plan benefits were $1,656,166 and $1,783,987 of nondistributed vested benefits related to participants who have terminated or retired from the Company at April 30, 1995 and 1994, respectively.

         Participants may borrow from their individual accounts, subject to approval of the Committee. The maximum amount which may be borrowed is limited to the lesser of 50% of the vested portion of the participant's account, or $50,000, with a minimum loan amount of $1,000. Generally, loan terms are over a five year period with payments to be made at least quarterly. However, if the loan is for the purchase of the participant's principal residence the Committee may permit the loan to be repaid over a ten year period. The loans bear interest at a fixed rate, established by the Committee, which must be at least equal to the prime rate in effect at the date of loan approval, plus 1%.

                                 FURON COMPANY
                         Notes to Financial Statements
                                 April 30, 1995


3.       Net appreciation (depreciation) in fair value of investments
         ------------------------------------------------------------

         Net appreciation (depreciation) in fair value of investments consist of both realized and unrealized gains and losses. Realized gains and losses are measured as the difference between historical cost of investments sold or redeemed during the year and the proceeds received from their redemption. Unrealized gains and losses are measured as the difference in fair market value at the beginning and end of the period as compared to historical cost.

4.       Administration of the Plan
         --------------------------

         The Plan is administered by the Committee which is appointed by the Company's Board of Directors. The Trustee of the Plan is Fidelity Management Trust Company. The trust agreement requires that the Trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Committee.

         While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of such termination, each participant will automatically become fully vested to the extent of the balance in his separate account.

         The valuation and performance of the Plan's investment funds are subject to changes in market prices and credit risk. The investments held by the Funds, excluding the Furon Company Common Stock Fund, are made at the discretion of the Fund investment managers and are subject to ERISA regulations. In the event of non-performance by other parties, the Plan's exposure to credit loss on investments is limited to the carrying value of such investments. Except for the Furon Company Common Stock Fund, the Committee believes that no significant concentration of credit risk exists within each fund at April 30, 1995.

         The Company pays all expenses for the Plan incurred in the administration of the Plan.

                                 FURON COMPANY
                         Notes to Financial Statements
                                 April 30, 1995

5.  Investments

    Investments at April 30, 1995 and 1994 are as follows:


                                                        1995                             1994
                                              ------------------------        --------------------------
                                              Unit, shares                    Unit, shares
                                                or face        Fair              or face        Fair
                                                amount        value              amount         value
                                              ------------ -----------        ------------   -----------
Investments at fair value:

      Furon Company Common stock                 258,517   $ 5,202,664            260,453    $ 3,971,909

      Managed Income Portfolio                 7,781,606     7,781,605          7,672,384      7,672,384

      Fidelity Magellan Fund                     152,569    11,566,255            140,614      9,902,029

      Fidelity Puritan Fund                      359,522     5,655,288            312,220      4,898,733

      Retirement Government
         Money Market Portfolio                6,071,912     6,071,912          4,944,150      4,944,150

      Fidelity Investment Grade
         Bond Fund                                35,601       249,562             24,190        176,589

      Fidelity Asset Manager                      33,139       475,549             31,337        455,017

      Fidelity OTC Portfolio                      11,040       290,583              6,061        138,796

      Fidelity Contrafund                         32,222     1,081,708             22,765        694,097
                                                           -----------                       -----------

Total investments at fair value                            $38,375,126                       $32,853,704
                                                           ===========                       ===========

                                   SCHEDULE I

                                 FURON COMPANY
                   EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN

            ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                 April 30, 1995


                                               Description          Units, shares                          Fair
       Identity of issue                      of investment         or face amount       Cost              value
       -----------------                      -------------         --------------    -----------       ----------
Furon Company Common Stock*                    Common Stock              258,517      $ 3,729,618      $ 5,202,664

Managed Income Portfolio*                Commingled Pension Fund       7,781,606        7,781,606        7,781,605

Fidelity Magellan Fund*                        Mutual Fund               152,569       10,032,889       11,566,255

Fidelity Puritan Fund*                         Mutual Fund               359,522        5,322,375        5,655,288

Fidelity Retirement Government
   Money Market Portfolio Fund*                Mutual Fund             6,071,912        6,071,912        6,071,912

Fidelity Investment Grade Bond Fund*           Mutual Fund                35,601          265,700          249,562

Fidelity Asset Manager*                        Mutual Fund                33,139          485,302          475,549

Fidelity OTC Portfolio*                        Mutual Fund                11,040          268,619          290,583

Fidelity Contrafund*                           Mutual Fund                32,222        1,000,878        1,081,708
                                                                                      -----------      -----------
      Total investments in securities                                                 $34,958,899      $38,375,126
                                                                                      ===========      ===========




*Party-in-interest

                                  SCHEDULE II

                                 FURON COMPANY
                   EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN

                  ITEM 27d SCHEDULE OF REPORTABLE TRANSACTIONS

                           Year ended April 30, 1995

                                                                                                          Current
                                                                             Expense                      value at
   Identity of                                  Purchase      Selling     incurred with      Cost of     transaction
  party involved     Description of asset         price        price       transaction     asset sold       date        Net gain
  --------------    ----------------------     ----------   ----------    -------------    ----------    -----------    ---------
Fidelity            Managed Income
  Investments          Portfolio Fund          $2,074,287   $        -     $         -     $        -    $2,074,287      $     -

Fidelity            Managed Income
  Investments          Portfolio Fund                   -    1,965,065               -      1,965,065     1,965,065            -

Fidelity
  Investments       Fidelity Puritan Fund       1,838,922            -               -              -     1,838,922            -

Fidelity
  Investments       Fidelity Puritan Fund               -    1,104,843               -      1,093,943     1,104,843       10,900

Fidelity
  Investments       Fidelity Magellan Fund      3,548,218            -               -              -     3,548,218            -

Fidelity
  Investments       Fidelity Magellan Fund              -    2,737,543               -      2,716,414     2,737,543       21,129

Fidelity            Retirement Government
  Investments          Money Market Portfolio   2,880,425            -               -              -     2,880,425            -

Fidelity            Retirement Government
  Investments          Money Market Portfolio           -    1,752,664               -      1,752,664     1,752,664            -


The above schedule is a listing of transactions in the year ended April 30, 1995 that were greater than 5% of the net assets of the Plan at May 1, 1994.

                                  SCHEDULE III

                                 FURON COMPANY
                   EMPLOYEES' PROFIT-SHARING-RETIREMENT PLAN

                   SCHEDULE OF PARTY-IN-INTEREST TRANSACTIONS

                           Year ended April 30, 1995





A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by ERISA
Section 406 and for which there is no statutory or administrative exemption.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       FURON COMPANY EMPLOYEES'
                                       PROFIT-SHARING-RETIREMENT PLAN


                                       /s/  JOHN V. MAY
                                       -----------------------------------------
                                       Chairman of Plan Administrative Committee



October 26, 1995